Conolog

CORPORATION

5 Columbia Road, Somerville, New Jersey 08876-3588 / 908-722-8081 FAX NO. 908-722-5461

May 2, 2006

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attn:	Russell Mancuso, Esq. Branch Chief

	Re:	Conolog Corporation (the “Company”) Registration Statement on Form SB-2-No. 333-133208 (the “Filing”)

Dear Commissioners:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, it is hereby requested that the effective date of the Filing be accelerated and that the Filing become effective at 9:30 a.m. on Thursday, May 4, 2006 or as soon thereafter as possible. The Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;
•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CONOLOG CORPORATION

By:	/s/ Robert Benou
Robert Benou Chief Executive Officer

cc:	Alan Morris, Esq. (via facsimile)
Barbara R. Mittman, Esq. (via facsimile)